# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TruBridge, Inc., CIK 0001169445
CUSIP: 205306103
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 54 ST. EMANUEL STREET, MOBILE, Alabama (AL), 36602
Date of event which requires filing of this statement: 07/09/2026
Filed by CIK 0001665159
Persons authorized to receive notices and communications: Andris Upitis, Manager - Ocho, 1401 Lavaca St, PMB 40912, Austin, Texas (TX), 78701, 801-924-4131

## Reporting persons
- Ocho Investments LLC (CIK 0001665159): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Upitis Andris (CIK 0001665051): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: TruBridge, Inc.
Address of issuer's principal executive offices: 54 ST. EMANUEL STREET, MOBILE, Alabama (AL), 36602

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

As previously disclosed, on April 23, 2026, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Inventurus Knowledge Solutions, Inc., a Delaware corporation ("Parent"), IKS Next Horizon, Inc., a Delaware corporation and wholly owned subsidiary of Parent ("Merger Sub"), and solely for certain limited purposes as specified therein, Inventurus Knowledge Solutions Limited, an Indian public limited company. On July 9, 2026, pursuant to the terms and conditions of the Merger Agreement, Merger Sub merged with and into the Issuer (the "Merger"), effective as of the effective time of the Merger (the "Effective Time"), with the Issuer continuing as the surviving corporation in the Merger and a wholly owned subsidiary of Parent. At the Effective Time, each Share owned by the Reporting Persons immediately prior to the Effective Time was automatically converted into the right to receive $26.25 per Share in cash, without interest (the "Per Share Merger Consideration"), pursuant to the Merger Agreement.

Accordingly, as a result of the Merger, the Reporting Persons no longer beneficially own any securities of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

Effective July 9, 2026, as a result of the Merger, each Share owned by the Reporting Persons was converted into the right to receive the Per Share Merger Consideration pursuant to the Merger Agreement. Accordingly, the Reporting Persons no longer beneficially own any securities of the Issuer.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

Except as otherwise set forth in Item 4, there have been no transactions in the securities of the Issuer by the Reporting Persons during the past 60 days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) is hereby amended and restated to read as follows:

As of July 9, 2026, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares.

## Signatures
- Ocho Investments LLC: /s/ Andris Upitis, Andris Upitis, Manager (09/02/2026)
- Upitis Andris: /s/ Andris Upitis, Andris Upitis (09/02/2026)